Filed by Conagra Brands, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pinnacle Foods Inc.

Commission File No.: 001-35844

August 20, 2018

On August 20, 2018, Conagra Brands, Inc. (the “Company”) delivered via email to its employees, and posted on an internal social media platform, a video of a recorded interview by Jon Harris, Chief Communications Officer of the Company, of Mindy Simon, Chief Information Officer of the Company, and Melissa Nippert, Vice President of Commercial Transformation of Pinnacle Foods Inc. Set forth below are materials included in such email and internal social media post, including a video transcript.

Email:

A week ago, we kicked off planning for the integration of Pinnacle Foods into Conagra Brands by gathering functional leaders from both companies in Chicago. On today’s Connection, we talk to Integration Management Office (IMO) leader Mindy Simon, CIO, and her counterpart from Pinnacle, Melissa Nippert, to learn more about the meeting and what is next for integration planning.

Internal social media post:

A week ago, we kicked off planning for the integration of Pinnacle Foods into Conagra Brands by gathering functional leaders from both companies in Chicago. On today’s Connection, we talk to Integration Management Office (IMO) leader Mindy Simon, CIO, and her counterpart from Pinnacle, Melissa Nippert, to learn more about the meeting and what is next for integration planning.

Video Transcript:

Jon Harris:	Hi, colleagues. Welcome to the Connection. Today is a very special edition, because we are joined by our special guests, Melissa Nippert, who is VP of Commercial Transformation for Pinnacle Foods, and Mindy Simon, our Chief Information Officer. And we just had an integration meeting, and we’re going to be talking about this meeting and what came out of it. It’s the first time that the respective Pinnacle teams and the Conagra teams have come together. So, thank you both, for joining us on this very special edition.

Melissa Nippert:	Thank you, Jon.

Mindy Simon:	Thank you, Jon.

Jon Harris:	It’s great to have you. And, and before we even get into anything, let’s talk about the IMO. First off, what does that stand for, Melissa?

Melissa Nippert:	Integration Management Office. IMO. It’s a new acronym to learn. We love those acronyms.

Jon Harris:	We do. We don’t have enough of them in either company. So, we need more.

Melissa Nippert:	Yes.

Jon Harris:	So, what is your role in the IMO?

Melissa Nippert:	I am Mindy’s counterpart, essentially. I represent the Pinnacle team on the integration management office.

Jon Harris:	All right, great. And now, Mindy, we made the announcement a couple of weeks ago. But, why don’t you remind folks, what is your role for the Conagra side on the IMO?

Mindy Simon:	Sure, Jon. So, I am the overall integration management office lead, and what that does is really run all things related to the integration. So, everything from value capture to the program management in planning the technical integration, and really leads all of our functional leaders for both Pinnacle and Conagra, as we bring the two companies together.

Jon Harris:	And speaking of bringing the two companies together, so we just had this meeting this week bringing the key stakeholders of Conagra and Pinnacle together. I thought it was terrific. A lot of great, positive energy in there. What were your takeaways, Melissa?

Melissa Nippert:	Yeah, it was great to be here in the Chicago office, start to feel the vibe and spirit of Conagra. We got to meet the leadership team, understand some of the company values, and then share a, a bit about the Pinnacle culture, as well. And we found that there’s definitely more things that make us common than make us different.

Jon Harris:	But, the nice thing about it, and Sean said is, we are similar, but we’re definitely not the same and we’ll be able to learn greatly from one another.

Melissa Nippert:	Yeah.

Jon Harris:	Mindy, tell us what was your, what was your key takeaway? What was accomplished?

Mindy Simon:	I would say, really, what we set out to accomplish was three things. One was start to build relationships, and to Melissa’s point, I think we did a fantastic job at that. Leaders from each of the functional teams from supply chain, HR, legal, GBIS, really every function came together, and had a really great session. The second was really to listen and learn. We do want to learn what’s best from both companies. And to hear where we’re different and where we wanted to go may be different directions, where people have things to do. And really, the lastly is to really create a foundation for integration. Integration is a lot of work. It’s a lot of detailed planning and we really need to get those plans started and built.

Jon Harris:	A question that came in from employees is when will we know more about the transition plan and proposed timing for key initiatives. So, when can we start sharing that with folks, Melissa?

Melissa Nippert:	Well, the planning really just started. So, we’re going to get the functional teams together over the next couple of weeks and start to get into more details as we’ve published the closing date is expected sometime towards the end of the year. We’ll know more as we get through the legal and regulatory hurdles.

Jon Harris:	Got it. What are some of the keys in your mind to really ensuring that we have a successful integration? Are there any lessons that you’ve learned in any of the M&A activity that you’ve both respectively worked on? Mindy, you first.

Mindy Simon:	Yeah, I’d say, number one is we need to keep our eye on the ball of delivering results that we’ve committed to as separate companies right now. And even as we start doing integration, we have to deliver results. I mean, that’s absolutely first and foremost. I think second is having frequent transparent communications as often as what we can and making sure that we really deliver with excellence both an integration plan, as well as, the operational results.

Jon Harris:	Thank you so much for joining us both. There’s a lot going on in the integration and the IMOs. So, we really appreciate your time. We know you are working tirelessly day and night with your teams to make it happen, and we’re going to keep these folks posted every step of the way. And we intend to do these Connections more often on the IMO to keep all of our employees in sync and up to date on the latest information.

Melissa Nippert:	Yeah, I have a feeling we’ll be talking to you a lot. And next time you’ve got to come to Jersey.

Jon Harris:	I would love it. My home town is 10 minutes away.

Melissa Nippert:	Awesome.

Jon Harris:	So, I will have to go see my mother at the same time, but that’s not a bad thing. So, all right. Well, thank you so much for joining.

Melissa Nippert:	Yeah.

Mindy Simon:	Yeah.

Jon Harris:	Thanks for the invitation.

Melissa Nippert:	Thanks, Jon.

Jon Harris:	You got it. Thanks so much, Melissa. Thank you, Mindy.

Mindy Simon:	Thank you, Jon.

Jon Harris:	And thank you so much for joining us as we said a lot going on, but we’re going to keep you posted. So, stay tuned. And we’ll see you soon.

Cautionary Statement Regarding Forward-Looking Information

This communication contains forward-looking statements within the meaning of the federal securities laws about Conagra Brands Inc. (“Conagra Brands”) and the proposed transaction (the “proposed transaction”) with Pinnacle Foods Inc. (“Pinnacle”). These forward-looking statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Readers of this communication should understand that these statements are not guarantees of performance or results. Many factors could affect actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this communication. These risks and uncertainties include, among other things: the failure to obtain Pinnacle stockholder approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval and any conditions imposed on the combined entity in connection with consummation of the proposed transaction; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks related to the disruption of the proposed transaction to us and our management; the effect of the announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; the ability and timing to obtain required regulatory approvals and satisfy other closing conditions for the pending divestiture of our Del Monte processed fruit and vegetable business in Canada; our ability to achieve the intended benefits of recent and pending acquisitions and divestitures, including the recent spin-off of our Lamb Weston business; the continued evaluation of the role of our Wesson oil business; general economic and industry conditions; our ability to successfully execute our long-term value creation strategy; our ability to access capital on acceptable terms or at all; our ability to execute our operating and restructuring plans and achieve our targeted operating efficiencies from cost-saving initiatives and to benefit from trade optimization programs; the effectiveness of our hedging activities and our ability to respond to volatility in commodities; the competitive environment and related market conditions; our ability to respond to changing consumer preferences and the success of our innovation and marketing investments; the ultimate impact of any product recalls and litigation, including litigation related to the lead paint and pigment matters; actions of governments and regulatory factors affecting our businesses, including the ultimate impact of recently enacted U.S. tax legislation and related regulations or interpretations; the availability and prices of raw materials, including any negative effects caused by inflation or weather conditions; risks and uncertainties associated with intangible assets, including any future goodwill or intangible assets impairment charges; and other risks described in our reports filed from time to time with the Securities and Exchange Commission (the “SEC”).

Readers are cautioned not to place undue reliance on any forward-looking statements included in this communication, which speak only as of the date of this communication. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Conagra Brands filed a registration statement on Form S-4 with the SEC on July 25, 2018. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of Pinnacle. Investors and security holders are able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Conagra Brands at its website, www.conagrabrands.com, or by contacting Conagra Brands Investor Relations at (312) 549-5002.

Participation in Solicitation

Conagra Brands and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Conagra’s participants is set forth in the proxy statement, filed August 9, 2018, for Conagra Brands’ 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.